EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements

June 30, 2012
(Stated in United States Dollars)
(Unaudited)

Table of Contents
Condensed Consolidated Interim Statements of Financial Position		- 2 -
Condensed Consolidated Interim Statements of Comprehensive Income		- 3 -
Condensed Consolidated Interim Statements of Cash Flows		- 4 -
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity		- 5 -
Notes to the Condensed Consolidated Interim Financial Statements

1.	Nature of Business and Going Concern	- 6 -

2.	Basis of Preparation	- 7 -

3.	Inventories	- 8 -

4.	Mineral Properties, Plant and Equipment	- 8 -

5.	Contingent Liability	- 9 -

6.	Long Term Debt	- 9 -

7.	Derivative Instruments	- 10 -

8.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices	- 12 -

9.	Project Financing	- 12 -

10.	Equipment Loans	- 12 -

11.	Provision for Site Reclamation and Closure	- 13 -

12.	Common Shares, Share Purchase Warrants and Stock Options	- 13 -

13.	Related Party Transactions	- 15 -

14.	Operating Segments	- 16 -

Mercator Minerals Ltd.
Condensed Consolidated Statements of Financial Position (unaudited)
(Stated in Thousands of United States Dollars)

	June 30, 2012	December 31, 2011
Assets
Current Assets
Cash and cash equivalents	$8,915	$25,324
Restricted cash (notes 5 and 6)	12,459	17,566
Accounts receivable	6,448	13,347
Inventories (note 3)	25,837	18,888
Prepaid expenses	1,105	1,843
Total Current Assets	54,764	76,968

Mineral properties, plant and equipment (note 4)	531,673	532,448
Environmental and Land Reclamation bonds	3,538	3,528
Total Assets	$589,975	$612,944

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$45,065	$49,472
Long term debt (note 6)	43,409	107,444
Derivative liabilities (note 7)	12,062	11,410
Project financing (note 9)	2,976	18,636
Equipment loans (note 10)	1,515	4,136
Deferred revenue	2,249	2,197
Total Current Liabilities	107,276	193,295
Non-Current Liabilities
Long-term debt (note 6)	74,642	24,266
Derivative liabilities (note 7)	27,064	28,601
Project financing (note 9)	14,240	-
Equipment loans (note 10)	1,396	-
Share purchase warrants (note 8)	3,902	10,902
Provision for site reclamation and closure (note 11)	11,316	10,802
Deferred revenue	34,764	35,727
Deferred tax liability	18,582	16,097
Total Liabilities	293,182	319,690

Equity
Share capital	395,106	395,025
Share-based payments reserve	25,348	31,582
Accumulated other comprehensive income	(26)	(26)
Deficit	(123,635)	(133,327)
Total Equity	296,793	293,254
Total Liabilities and Equity	$589,975	$612,944

    Nature of business and going concern (note 1)
    Commitments and contingencies (notes 5, 6, 7, 8, 9, 10 and 11)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Comprehensive Income (unaudited)
(Stated in Thousands of United States Dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue
Copper revenue	$27,820	$43,828	$60,033	$82,944
Molybdenum revenue	32,559	27,445	64,577	43,136
Silver revenue	900	1,106	1,903	2,056
Other revenue	16	41	19	122
	61,295	72,420	126,532	128,258

Cost of sales
Mining and processing	42,983	34,454	81,358	66,902
Freight, smelting & refining	9,338	9,328	18,293	16,724
	52,321	43,782	99,651	83,626
Gross profit	8,974	28,638	26,881	44,632

Administration	6,954	9,451	14,221	15,793
Exploration expenditures	228	1,360	510	1,838
	7,182	10,811	14,731	17,631

Operating profit	1,792	17,827	12,150	27,001
Other income (expense)
Finance expense	(2,500)	(2,200)	(5,154)	(4,583)
Finance income	24	28	60	55
Realized gain on marketable securities	-	410		410
Realized loss on derivative liabilities (note 7)	(3,698)	(8,698)	(10,489)	(20,024)
Unrealized gain on derivative instruments (note 7)	28,037	8,211	885	760
Unrealized gain on share purchase warrants (note 8)	6,042	8,474	7,000	14,268
Other Income	200	-	200	-
Foreign exchange income (loss)	269	(10)	(264)	(46)
Income before income taxes	30,166	24,042	4,388	17,841
Income taxes expense
Current	284	-	259	-
Future	7,747	-	2,486	-
	8,031	-	2,745	-
Net income for the period	22,135	24,042	1,643	17,841

Other comprehensive income
Unrealized gain (loss) on marketable securities	-	(8)	-	26
Reclassification of gain on marketable securities	-	(410)	-	(410)
Total comprehensive income for the period	$22,135	$23,624	$1,643	$17,457

Net earnings per share (note 12):
Basic	$0.09	$0.12	$0.01	$0.09
Diluted	$0.09	$0.11	$(0.02)	$0.08

Weighted average number of shares outstanding:
Basic	259,076,257	204,937,592	259,041,016	202,249,327
Diluted	259,078,296	216,546,773	262,208,256	215,685,091

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Stated in Thousands of United States Dollars)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Cash provided by (used in)
Operating activities
Net income for the period	$22,135	$24,042	$1,643	$17,841
Adjustments for:
Unrealized gain on derivative liabilities	(28,037)	(8,211)	(885)	(760)
Unrealized gain on share purchase warrants	(6,042)	(8,474)	(7,000)	(14,268)
Reclassification of gain on marketable securities	-	(410)	-	(410)
Amortization and depreciation	5,134	3,003	10,199	5,961
Loss on fixed asset disposal	91	-	91	-
Deferred revenue recognized during the period	(431)	(423)	(911)	(985)
Accretion of financing costs	470	450	964	938
Accretion of provision for site reclamation and closure	73	81	154	161
Share-based compensation	742	1,329	1,844	3,035
Accretion of net proceeds interest liability	-	(98)	-	-
Foreign Exchange loss on long term debt	(487)	-	(51)	-
Foreign Exchange gain on restricted cash	153	-	107	-
Future tax asset (liability)	7,747	-	2,486	-
Finance expense, net of accretion	1,957	1,101	4,036	3,484
Finance income	(24)	(28)	(60)	(55)

Changes in non-cash operating working capital balances:
Accounts receivable	3,690	(202)	6,899	(2,911)
Inventories	(1,147)	805	(6,949)	1,742
Prepaid expenses	292	(795)	771	744
Deposits	-	-	(33)	-
Accounts payable and accrued liabilities	(1,970)	10,856	(4,408)	18,931
Finance expense paid	(1,957)	(1,565)	(4,036)	(3,484)
Finance income received	24	28	60	55
Net cash from operations	2,413	21,489	4,921	30,019
Financing activities
Long term debt payment	(9,743)	(5,012)	(14,504)	(9,774)
Restricted Cash	5,000	(5,023)	5,000	(5,023)
Proceeds from long term debt	-	25,635	-	25,635
Proceeds from share purchase warrants exercised	-	629	-	2,685
Proceeds from stock options exercised	16	60	52	1,185
Proceeds from project financing	-	(18)	-	502
Proceeds from equipment financing	-	1,534	-	1,534
Project financing payments	(744)	(250)	(1,488)	(250)
Transaction costs for Creston share issuance	-	(174)	-	(174)
Equipment loan payments	(527)	(1,459)	(1,225)	(1,718)
Net cash from (used in) financing activities	(5,998)	15,922	(12,165)	14,602
Investing activities
Acquisition of property, plant and equipment	(3,277)	(19,739)	(9,155)	(39,239)
Creston acquisition	-	(20,645)	-	(20,645)
Payment of net proceeds interest liability	-	(640)	-	(1,198)
Environmental land and reclamation bonds	(4)	(6)	(10)	(14)
Net cash used in investing activities	(3,281)	(41,030)	(9,165)	(61,096)

Decrease in cash and cash equivalents	(6,866)	(3,619)	(16,409)	(16,475)
Cash and cash equivalents, beginning of period	15,781	23,300	25,324	36,156
Cash and cash equivalents, end of period	$8,915	$19,681	$8,915	$19,681

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statement of Changes in Shareholders' Equity (unaudited)
(Stated in Thousands of United States Dollars)

	Number of Common Shares	Share Capital	Share-based payments reserve	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at December 31, 2010	197,621,466	$235,062	$27,767	$384	$(225,280)	$37,933
Net income	-	-	-	-	17,841	17,841
Other comprehensive income	-	-	-	26	-	26
Reclassification of gain on marketable securities	-	-	-	(410)	-	(410)
Share based payments expense	-	-	3,035	-	-	3,035
Issue of shares on exercise of stock options	1,578,334	1,185	-	-	-	1,185
Reclassification of grant date fair value on exercise of stock options	-	3,276	(3,276)	-	-	-
Issue of shares on exercise of share purchase warrants	1,957,100	2,005	-	-	-	2,005
Issue of shares on exercise of broker share purchase warrants	255,447	680	-	-	-	680
Issuance of shares on closing of Creston transaction	43,051,904	118,634	-	-	-	118,634
Issuance of warrants and options on closing of Creston transaction	-	-	9,394	-	-	9,394
Reclassification of fair value on exercise of broker share purchase warrants	-	430	(430)	-	-	-
Reclassification of fair value of warrants exercised	-	6,254	-	-	-	6,254
Share issue costs	-	(174)	-	-	-	(174)
Balance at June 30, 2011	244,464,251	$367,352	$36,490	$-	$(207,439)	$196,403

Balance at December 31, 2011	259,014,300	$395,025	$31,582	$(26)	$(133,327)	$293,254
Net income	-	-	-	-	1,643	1,643
Share based payments expense	-	-	1,844	-	-	1,844
Reclassification of fair value of options expired after vesting	-	-	(8,049)	-	8,049	-
Issue of shares on exercise of stock options	40,929	81	(29)	-	-	52
Balance at June 30, 2012	259,055,229	$395,106	$25,348	$(26)	$(123,635)	$296,793

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Business and Going Concern

Mercator Minerals Ltd. (the “Company”) is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America (“USA”) and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in northern Mexico and its 100% owned El Creston molybdenum exploration and development project (“El Creston project”) located in northern Mexico.

The Company is continued and organized under the Business Corporations Act (British Columbia). The Company’s securities are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at Suite 1050, 625 Howe Street, Vancouver, B.C. Canada, V6C 2T6.

The Company had consolidated net income of $1.6 million for the six months ended June 30, 2012 (June 30, 2011 – consolidated net income of $17.8 million), and as at June 30, 2012, had an accumulated deficit of $123.6 million (December 31, 2011- $133.3 million) and working capital deficiency of $52.5 million (December 31, 2011 - $116.3 million).

In finalizing the December 31, 2011 annual consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities (note 6), Project Financing (note 9) and Equipment Loans (note 10) as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 included $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the otherwise non-current portions of these debt arrangements that were required to be classified with current liabilities as at December 31, 2011. The Company subsequently obtained waivers from the lending institutions under its Credit Facilities and Project Financing and as of June 30, 2012, was not in breach of these debt arrangements.  As a result, at June 30, 2012, the scheduled payments of greater than one year, including $77.4 million (Credit Facility), $14.6 million (Project Financing), and $1.4 million (Equipment Loans), have been classified as long-term liabilities. The Pre-construction credit facility of $24.4 million has a maturity date of January 3, 2013 and has therefore been classified with current liabilities as at June 30, 2012 (note 6).

The working capital deficiency at December 31, 2011 included certain overdue accounts payable (generally outstanding more than 30 days) totalling $20.8 million. At June 30, 2012, the overdue accounts payable totalled $19.4 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park Mine and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. During 2012, the Company has not achieved expected metal production levels at the Mineral Park mine and has not been able to reduce the overdue accounts payable as rapidly as originally anticipated. Given current metal prices, increased levels of production, and anticipated lower operating costs, the Company projects to generate sufficient cash flow to become current with all vendors by the fourth quarter of 2012. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts. There can be no assurances the Company will be able to meet its planned operating results or that the Company’s vendors will not demand repayment of the overdue amounts.

While the Company expects improved operations over the next 12 months will fund operating expenses, to become current with all vendors, repay the pre-construction facility, and meet our capital expenditure program, the Company does not expect cash flow from operations to fund all of the Company’s debt servicing obligations over this period. The Company has commenced discussions with various parties to meet these debt service obligations.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  However, the uncertainty with respect to the Company’s ability to meet its operating objectives and settle the Company’s liabilities including the overdue accounts payable casts substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities including the overdue vendor accounts, will be dependent upon the future profitable production or proceeds from the disposition of the mineral resources.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

The Company’s activities have been financed to date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at the Mineral Park Mine.

Management anticipates that the Company will be able to raise additional financing through equity or debt financings to further its capital development programs related to its El Pilar and El Creston mineral properties; however there is no assurance that the Company will be able to obtain adequate funding on favourable terms.

2.	Basis of Preparation

a)	Basis of Presentation

The unaudited condensed consolidated financial statements (“consolidated financial statements”) were prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, the consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards for complete financial statements for year-end reporting purposes. The consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in its audited consolidated annual financial statements for the period ended December 31, 2011 and therefore should be read in conjunction with the most recent annual financial statements, which includes information necessary or useful to understand the Company’s business and financial statement presentation.

All of the Company’s entities have US dollars as the functional currency.

The consolidated financial statements were approved by the board of directors and authorised for issue as of August 10, 2012.

b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities that are measured at, fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc., Mercator Minerals (Barbados) Ltd Mercator Minerals USA, Bluefish Energy Corporation, Stingray Copper Inc., Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre, S.A. de C.V and Creston Moly Corp. (subsequent to June 22, 2011- the acquisition date). Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are discussed in note 3(b) in the Company’s annual consolidated financial statement for the year ended December 31, 2011. There have been no changes to significant estimates during the period ended June 30, 2012 with the exception of derivative instruments disclosed in note 7 and the provision for site reclamation and closure disclosed in note 11

3.	Inventories

	June 30, 2012	December 31, 2011
Ore on leach dump	$5,477	$5,358
In-process inventory	312	480
Concentrate inventory	5,458	1,069
Cathode inventory	168	152
Supplies	14,337	11,463
Coarse ore inventory	85	366
Total	$25,837	$18,888

The amount of inventory recognized as an expense for the six months ended June 30, 2012 and June 30, 2011 includes production costs, amortization, depletion, and share-based payments directly attributable to the inventory production process.

Ore on leach dump inventory includes $2.4 million (December 31, 2011 - $2.5 million) that will not be recoverable within the subsequent twelve months.

4.	Mineral Properties, Plant and Equipment

	Mill and SX- EW	Mineral Properties	Exploration And Evaluation Assets	Power Generator	Mining Equipment – large	Mining Equipment – small	Building & Improvements And Office Equipment	Land	Site Reclamation And disclosure	Construction In Progress	Total
Cost
Balance at January 1,2012	$310,346	$24,915	$151,562	$40,317	$18,565	$12,314	$670	$4,152	$7,665	$-	$570,506
Additions	1,923	4,422	-	67	348	170	107	-	360	2,117	9,514
Disposals	-	-	-	-	(305)	-	-	-	-	-	(305)
Transfers between categories	-	-	-	-	-	-	-	-	-	-
Balance at June 30,2012	312,269	29,337	151,562	40,384	18,608	12,484	777	4,152	8,025	2,117	579,715

Accumulated depreciation											-
Balance at January 1, 2012	(25,542)	(549)	-	(1,008)	(5,882)	(4,862)	(33)	-	(182)	-	(38,058)
Depreciation charge	(6,513)	(22)	-	(1,564)	(1,193)	(720)	(23)	-	(163)	-	(10,199)
Disposals	-	-	-	-	214	-	-	-	-	-	214
Balance at June 30,2012	$(32,055)	$(571)	$-	$(2,572)	$(6,861)	$(5,583)	$(56)	$-	$(345)	$-	$(48,042)

Net book value
As at January 1, 2012	$284,804	$24,366	$151,562	$39,309	$12,683	$7,452	$637	$4,152	$7,483	$-	$532,448
As at June 30,2012	$280,214	$28,766	$151,562	$37,812	$11,747	$6,902	$721	$4,152	$7,680	$2,117	$531,673

The El Creston project is included in the Exploration and Evaluation Assets since technical feasibility and commercial viability have not yet been established. El Pilar and Mineral Park are included in Mineral Properties and Additions to Mineral Properties relate to El Pilar.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

5.	Contingent Liability

Prior to the acquisition of Creston, in May 2007 Creston agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of $1.5 million as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares.  The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per share.  The arbitrator found in favour of the Finder, awarded the Finder CDN$4.1 million plus costs and Creston recorded the additional amount of CDN$2.6 million awarded in the arbitration as an accrued liability.  CDN$1.5 million was forwarded to the Finder and Creston deposited the unpaid balance of the arbitration award (CDN$2.6 million) plus interest into trust.

As at June 30, 2012 and December 31, 2011, CDN$2.6 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeals unanimously reversed the decision of the lower court and granted Creston leave to appeal the decision in the Supreme Court of British Columbia. On May 6, 2011 Creston’s appeal of the arbitrator’s award was dismissed with costs and Creston, appealed the decision to the British Columbia Court of Appeals. Subsequent to the end of the second quarter 2012, the British Columbia Court of Appeal rendered its decision in connection with the finder’s fee dispute associated with the Company’s acquisition of the El Creston molybdenum property in Mexico, and ruled unanimously, that the Company’s appeal of the decision of the Supreme Court of British Columbia was allowed and that the finder's fee was declared to have been paid. The Company will be requesting the CDN$2.6 million that was paid into escrow and recorded on the Company’s balance sheet in restricted cash be returned to the Company.

6.	Long Term Debt

	June 30, 2012	December 31, 2011
Pre-construction credit facility ("PCF")	$24,361	$24,266
Credit facility ("CF")	93,690	107,444
	118,051	131,710

Current portion - PCF	(24,361)	-
Current portion - CF	(19,048)	(107,444)
Non current long term debt	$74,642	$24,266

Pre-Construction Credit Facility (“PCF”)
The Company has classified the $24.4 million balance with current liabilities as at June 30, 2012, as the PCF is due in January 2013.

Credit Facilities
The interest rate as of June 30, 2012 was based on the 1-month London Interbank Offered Rate (“LIBOR”) rate and was approximately 4.74%.

The Credit Agreement also contains provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities. The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision was limited to prepayment aggregating of $30.0 million, and has subsequently been amended to $40.0 million.

The Credit Facilities contain covenants, including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves. In finalizing the consolidated financial statements, for the period ended December 31, 2011, the Company determined that

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

it was in breach of the Credit Facility covenants related to new indebtedness and investments and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio was 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches as at December 31, 2011, the Company was required to classify the total amount of the Credit Facilities as a current liability as at December 31, 2011.

Subsequent to the year end, the Company obtained the waivers from the lending institutions under its Credit Facilities as at March 31, 2012. At June 30, 2012, the Company is not in breach of this debt arrangement. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio. As at June 30, 2012, $77.4 million of payments scheduled for greater than one year have been classified as long-term liabilities.

The Company was required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid. On May 22, 2012, the Company obtained a waiver to decrease the minimum cash balance requirement to $10.0 million until September 30, 2012. The minimum cash requirement will be $15.0 million thereafter.

As condition precedent to the May 22, 2012 waiver, the Company made the deferred December 31, 2011 quarterly cash sweep payment of $4.7 million and the March 31, 2012 quarterly cash sweep payment of $0.3 million.

The minimum principal payments due for each of the four succeeding years are estimated as follows:

Year	Description	Amount
2012	Principal	$9,524
2013	Principal	19,048
2014	Principal	49,048
2015	Principal	18,828
		$96,448

7.	Derivative Instruments

Derivative financial instruments are classified as held for trading and are recorded on the statement of financial position at fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are classified as cash flow hedges. As at June 30, 2012 and December 31, 2011, the Company did not designate any of its instruments as hedges for accounting purposes.

	June 30 2012	December 31, 2011
Derivative Instruments-copper futures	$37,966	$38,760
Derivative Instruments-interest swaps	1,160	1,251
Total	39,126	40,011
Current portion	(12,062)	(11,410)
Non-Current portion	$27,064	$28,601

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Realized losses on derivative instruments consist of:

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Realized loss-copper futures	$3,514	$8,451	$9,903	$19,517
Realized loss-interest swaps	184	247	586	507
	$3,698	$8,698	$10,489	$20,024

(a)	Copper Forward Contracts

In connection with the closing of the Credit Facilities (Note 6), the Company entered into forward sales of copper totalling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound ($2.96 per pound on remaining notional quantities as of June 30, 2012), net of all costs. The quantities forward sold and the net weighted average prices to be received outstanding at June 30, 2012 are set out as follows:

Year	Copper pounds	Annual price
2012	12,143,047	$3.05
2013	24,630,015	2.98
2014	22,725,223	2.93
2015	20,688,154	2.89
2016	3,836,039	2.88
	84,022,478	$2.95

The copper forward contracts had outstanding notional amounts of 84.0 million pounds of copper as at June 30, 2012 (December 31, 2011 – 99.6 million pounds).  At June 30, 2012, the Company has recorded a derivative liability of $38.0 million related to these copper forward contracts, of which $11.5 million relates to derivative contracts maturing in less than one year, and $26.5 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the six months ended June 30, 2012, the Company recorded a realized loss of $9.9 million (six months ended June 30, 2011 – $19.5 million) on the copper forward contracts that were closed out and settled for cash.

(b)	Interest Rate Swaps

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $76.2 million (December 31, 2011 - $80.9 million) for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $38.1 million as at June 30, 2012 (December 31, 2011 - $40.5 million).  The notional amount decreases over the period as payments are made.  At June 30, 2012, the Company had recorded a liability with a fair value of $1.2 million related to these interest rate swaps, of which $0.6 million relates to derivative contracts maturing in less than one year, and $0.6 million relates to derivative contracts with a maturity date greater than one year.  In the estimation of fair value of interest rate swaps, management used the following assumptions: risk free rate of 0.83%, credit risk adjustment rate of 7.17%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to prevailing market conditions and the Company’s own credit risk, actual rates can differ from management estimates.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

During the six months ended June 30, 2012, the Company recorded a realized loss of $0.6 million (six months ended June 30, 2011 – $0.5 million) on the interest rate swaps that were closed out and settled for cash.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

8.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices

The exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, therefore the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise.  At June 30, 2012, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $3.9 million (December 31, 2011 - $10.9 million). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the six months ended June 30, 2012 was a gain of $7.0 million (six months ended June 30, 2011 – gain of $14.3 million. The fair value of share purchase warrants would be reclassified to equity upon exercise.

9.	Project Financing

	June 30, 2012	December 31, 2011

Gross project financing	$17,216	$18,636
Current portion	(2,976)	(18,636)
Non-current portion	$14,240	$-

During 2011, a subsidiary of the Company provided intercompany loans to another subsidiary of the Company that holds the Project Financing. In finalizing the December 31, 2011 consolidated financial statements the Company determined that these intercompany loans were a breach of certain covenants under the Project Financing related to allowable indebtedness as at December 31, 2011. Due to the breach of covenants, as at December 31, 2011, the Company was required to classify amounts due under the loan agreements as current liabilities. The Company subsequently obtained waivers from the lending institution under its Project Financing. As of June 30, 2012, the Company was not in breach of this debt arrangement and $14.2 million of payments scheduled greater than one year have been classified as long term liabilities.

10.	Equipment Loans

	June 30, 2012	December 31, 2011

Equipment loans	$2,911	$4,136
Current portion	(1,515)	(4,136)
Long term portion	$1,396	$-

Due to the breach of covenants related to the Credit Facilities (note 6), certain cross default covenants in the equipment loan agreements were breached as at December 31, 2011, therefore the entire amount owing on the Equipment Loans were classified within current liabilities as at December 31, 2011.  The Company subsequently obtained waivers from the lending institution under its Credit Facilities. As at June 30, 2012, the Company was not in breach of covenants related to the Credit Facilities and $1.4 million of equipment loan payments scheduled greater than one year have been classified as long-term liabilities. All agreements are collateralized by the respective mining equipment.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

11.	Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to the Mineral Park Mine was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site. At June 30, 2012, the present value of future site closure and restoration obligations was determined using an expected inflation rate of 4% (2010 – 4%) and a discount rate of 2.76% (December 31, 2011 – 2.9%).  The change in discount rate at June 30, 2012 to 2.76% resulted in an increase in the net present value of the site reclamation and closure liability of $0.4 million with a corresponding increase in the related asset.  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2011 – 23 to 48 years).  As at June 30, 2012, the net present value of the discounted cash flows required to settle the obligation was $11.3 million (December 31, 2011 - $10.8 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

The continuity of the provision for site reclamation and closure is as follows:

Balance, December 31, 2011	$10,802
Change in discount rate	360
Accretion expense	154
Balance, June 30, 2012	$11,316

On May 1, 2012, Mineral Park Inc. received a notice from the Federal Bureau of Land Management (BLM) requesting an interim financial guarantee of $1.0 million for reclamation of BLM administered lands within the Mineral Park Mine operation. The Company has included the estimated cost of this reclamation in its provision for site reclamation and closure. The Company has had discussions with the BLM regarding the type of financial guarantee that is available.

12.	Common Shares, Share Purchase Warrants and Stock Options

Common shares
At June 30, 2012, the Company had unlimited authorized common shares without par value and 259,055,229 common shares issued and outstanding (December 31, 2011 – 259,014,300).  Refer to the consolidated statements of changes in equity for movement in share capital. The holders of common shares are entitled to one vote per share at meetings of the Company.

i.	Warrants

The following table summarizes the number of fully exercisable warrant transactions as at June 30, 2012:

	Number	Weighted Average Exercise Price ($Cdn)
Balance December 31, 2011	24,411,801	$2.15
Warrants expired	(7,184,371)	4.24
Balance June 30, 2012	17,227,430	$1.27

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The following is a summary of common share purchase warrants outstanding and exercisable as at June 30, 2012:

Number of warrants	Exercise price in $ Cdn	Expiry date	Publically Traded
14,154,662	1.00	January 29, 2013	Yes
215,625	2.80	July 14, 2012	No
2,857,143	2.50	December 2, 2014	No
17,227,430

Fair value is determined on publically traded warrants from quoted market prices. All other warrants are valued using the Black-Scholes option-pricing model.

ii.	Share Purchase Options

The following table summarizes for the periods presented the number of share option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at December 31, 2011	14,221,819	$2.76
Granted (a)	800,000	1.48
Exercised (b)	(40,929)	1.19
Expired	(4,155,306)	2.81
Canceled/Forfeited (b)	(11,250)	5.75
Outstanding at June 30, 2012	10,814,334	2.65
Exerciseable at June 30, 2012	8,219,335	$2.70

(a)
The weighted average fair value of options granted during the six months ended June 30, 2012 was $0.74 (CDN$0.75) (June 30, 2011 – $1.75 (CDN$1.73)) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

(b)
During the six months ended June 30, 2012, a total of 40,929 (2011 – 605,100) shares were issued on the exercise of options for cash consideration and nil (2011 – 973,234) shares were issued on exercise by way of a cashless share option exercise. In conjunction with the exercise of the options using the cashless option provision, nil options were cancelled (2011 – 1,018,433).

A summary of the share options exercisable and outstanding at June 30, 2012 was as follows:

Exercise price range (CAD$)	Number of Options Outstanding	Weighted average remaining life of options (years)	Number of Options Exercisable	Weighted average remaining life of options (years)
0.99 - 1.71	2,497,349	2.90	1,997,349	2.56
1.72 - 2.32	2,623,675	2.60	2,307,007	2.43
2.33 - 2.53	2,765,550	3.54	1,307,220	3.29
2.54 - 3.55	1,418,691	3.95	1,098,690	3.91
3.56 - 10.44	1,509,069	2.27	1,509,069	2.27
	10,814,334	2.92	8,219,335	2.48

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Weighted average assumptions used in calculating fair value of options granted during the period using Black-Scholes model were as follows:

	Six Months Ending June 30,
	2012	2011
Risk-free interest rate	0.98%	1.68%
Expected Dividend yield	nil	nil
Expected volatility	69.34%	100%
Weighted average expected life of the options (months)	25	34

For the six months ended June 30, 2012, the compensation expense for share options totalled $1.8 million (2011 - $3.0 million), which was included in the “Statements of Comprehensive Income” and credited to share-based payments reserve.

iii.	Earnings per Share

	Three months ended June 30, 2012			Three months ended June 30, 2011
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Shares Outstanding at April 1		259,037,119			200,699,809
Effect of share options exercised		16,319			3,824,156
Effect of warrants exercised		-			413,627
Basic net earnings per share	$22,135	259,053,438	$0.09	$23,632	204,937,592	$0.12
Effect of dilutive securities:
Share options	-	2,039		$-	1,563,300
Warrants	-	-		(6,551)	10,045,881
Diluted net earnings per share	$22,135	259,055,477	$0.09	$17,081	216,546,773	$0.08

	Six months ended June 30, 2012			Six months ended June 30, 2011
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Shares Outstanding at January 1		259,014,300			197,621,466
Effect of share options exercised		27,969			3,369,435
Effect of warrants exercised		-			1,258,426
Basic net loss per share	$1,643	259,042,269	$0.01	$17,431	202,249,327	$0.09
Effect of dilutive securities:
Stock options	$-	116,158		$-	2,341,468
Warrants	(6,480)	3,051,082		(13,083)	11,094,296
Diluted net loss per share	$(4,837)	262,209,509	$(0.02)	$4,348	215,685,091	$0.02

13.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

The Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.	Included in accounts payable as at June 30, 2012 was nil (December 31, 2011 - $2.6 million) due to a former director and officer in connection with his retirement and resignation from the Company.

b.	Legal fees - the Company paid or accrued nil (June 30, 2011 – $0.1 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Six Months Ended June 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships. All of the Company’s entities have US dollars as the functional currency.

14.	Operating Segments

The Company has determined it operates in two geographic segments, USA and Mexico. Operation of mineral properties and extraction of copper and molybdenum occurs in the USA and exploration and development of mineral properties occurs principally in Mexico. All revenue and inventory in 2012 and 2011 were related to the reporting segment in the USA. Long term assets are listed below by segment:

Segment (in millions)	June 30, 2012	December 31, 2011
USA	$350.9	$356.2
Mexico	184.3	179.8
	$535.2	$536

All revenue is attributable to external customers in the US. The percentage of revenues derived from the Company’s largest customers year-to-date June 30, 2012 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Customer Rank	2012	2011	2012	2011

First	54%	38%	52%	34%
Second	27%	20%	21%	17%
Third	14%	36%	21%	43%
Other	5%	6%	6%	6%
Total	100%	100%	100%	100%